UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On August, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description		Quantity	% of participation
				Same Type/ Class	Total
Shares	Commom shares		224	0.00%	0.00%
Shares	Preferred shares		188	0.00%	0.00%
Shares	UNITS		27,657	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Closing Balance

Security/ Derivative	Security Description		Quantity	% de participation
				Same Type Espécie/ Class	Total
Shares	Commom shares		224	0.00%	0.00%
Shares	Preferred shares		188	0.00%	0.00%
Shares	UNITS		27,657	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors		(X ) Executive Officers		( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				20,743	0.00%	0.00%
Shares	Preferred shares				182,025	0.00%	0.00%
Shares	UNITS				137,269	0.00%	0.00%
Debenture Committed	STBA11				449
Debenture Committed	STBA13				68
Debenture Committed	SUDA15				6,797

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	Commom shares		Buy		187700		R$ 0,00
Shares	Preferred shares		Buy		900		R$ 0,00
Shares	Units		Buy		1000		R$ 13,534.00
Shares	Units		Buy		7100		R$ 99,471.00
Shares	Units		Buy		7749		R$ 109,642.49
Shares	Units		Buy		10700		R$ 149,786.00
Shares	Units		Buy		14000		R$ 199,464.00
Debenture Committed	STBA11		Sell		169		R$ 351,834.38
Debenture Committed	STBA13		Sell		3		R$ 53,311.04
Debenture Committed	SUDA15		Buy		167		R$ 250,943.90
Debenture Committed	SUDA15		Buy		229		R$ 345,067.39
Debenture Committed	SUDA15		Sell		69		R$ 103,744.37
Debenture Committed	SUDA15		Sell		123		R$ 186,034.81
Debenture Committed	SUDA15		Sell		331		R$ 498,064.93

Closing Balance

Security/ Derivative	Securities Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,443	0.00%	0.00%
Shares	Preferred shares				182,925	0.00%	0.00%
Shares	UNIT’S				177,818	0.00%	0.00%
Debenture Committed	STBA11				280	0.00%	0.00%
Debenture Committed	STBA13				65	0.00%	0.00%
Debenture Committed	SUDA15				6,670	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder		( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description			Quantity	% de participation
					Same Type/ Class		Total
Shares	Commom shares			174,700,972,307	82.08%		81.38%
Shares	Preferred shares			150,024,316,265	80.57%
ADS	BSBR			16,997,852	0.00		0.00

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Buy	08/01/2011	415,737	9.20	3,024,780.4
ADS	BSBR	SIS	Buy	08/02/2011	2,159,631	9.19	19,847,08.89
ADS	BSBR	SIS	Buy	08/03/211	1,879,367	9.11	17,121,033.37
ADS	BSBR	SIS	Buy	08/04/2011	2,680,000	8.82	23,637,600.00
ADS	BSBR	SIS	Buy	08/05/2011	2,476,922	8.86	21,945,528.92
ADS	BSBR	SIS	Buy	08/08/2011	3,245,000	8.55	27,744,750.00
ADS	BSBR	SIS	Buy	08/09/2011	1,066,311	8.34	8,893,033.74
ADS	BSBR	SIS	Buy	08/10/2011	700	8.25	5,775.00

Closing Balance

Security/ Derivative	Security Description			Quantity	% de participation
					Same Type/ Class		Total
Shares	Commom shares			174,700,972,307	82.08%		81.38%
Shares	Preferred shares			150,024,316,265	80.57%
ADS	BSBR			16,997,852	4.07%(1)		4.07%

(1)       Considering that on August, 31, 2011 the total number of ADS was 768.035.235.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 13, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer